UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             MTM TECHNOLOGIES, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   594944-10-0
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 16, 2004
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  594944-10-0
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   1    NAME OF REPORTING PERSON              PEQUOT CAPITAL MANAGEMENT, INC.

        S.S. OR I.R.S. IDENTIFICATION NO. OF                   06-1524885
        ABOVE PERSON (ENTITIES ONLY)


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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                               (b) |_| ++
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*                                       OO

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                |_|
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION                   CONNECTICUT

---------------------- ---- ---------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER                50.6*  ++
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
---------------------- ------ -------------------------------------------------
                         8    SHARED VOTING POWER              0


---------------------- ------ -------------------------------------------------
                         9    SOLE DISPOSITIVE POWER           50.6*  ++

---------------------- ------ -------------------------------------------------
                        10    SHARED DISPOSITIVE POWER         0


------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
        REPORTING PERSON                                       6,155,814* ++
------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES*                      |_|
------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     50.6%* ++
------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                               IA
-------------------------------------------------------------------------------

----------
*    See Item 5 below.

++ The Reporting Person (as defined below) may be deemed to be part of a group with the Shareholder Parties (as defined below) pursuant to certain terms of the Shareholders' Agreement described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 1,833,817 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the Shareholder Parties (including shares underlying options exercisable in 60 days). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

     This Amendment No. 2 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends Items 2, 3, 4, 5 and 6 of the Statement on Schedule 13D filed by the Reporting Person on February 9, 2004 (the "Schedule 13D," as amended by Amendment No.1 thereto, dated May 21, 2004 ("Amendment No.1"), and together with Amendment No.1 and this Amendment No. 2, the "Statement"). This Amendment No. 2 relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of MTM Technologies, Inc. (formerly known as Micros-to-Mainframes, Inc.), a New York corporation (the "Issuer"). The address of the Issuer's principal executive offices is 614 Corporate Way, Valley Cottage, New York 10989. Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of the Statement is amended and restated in its entirety as follows:

     This statement is being filed on behalf of the Reporting Person. The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officers, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

     The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3") and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O", and together with PPE3, the "Funds"), each of which are Accounts.

     The executive officers of the Reporting Person are Mr. Arthur J. Samberg and Mr. Harold Kahn, the director of the Reporting Person is Mr. Arthur J. Samberg, and the controlling shareholder is Mr. Arthur J. Samberg (collectively, the "Executive Officers, Director and Controlling Person"). Each of the Executive Officers, Director and the Controlling Person is a citizen of the United States. Gerald A Poch, Richard R. Heitzmann and Amish Jani, each of whom are employees of the Reporting Person, are directors of the Issuer.

     Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is amended and restated in its entirety as follows:

     On May 21, 2004, pursuant to a Purchase Agreement, dated as of January 29, 2004 (the "Purchase Agreement"), with the Funds, the Issuer issued and sold to the Funds: (i) an aggregate of 3,255,814 shares of the Issuer's Series A-1 Convertible Preferred Stock, par value $0.001 per share (the "Series A-1 Preferred Stock") for a purchase price of $2.15 per share of Series A-1 Preferred Stock (the "A-1 Purchase Price"), and (ii) warrants (collectively, the "A-1 Warrant") exercisable to purchase 500,000 shares of Common Stock, representing an aggregate consideration of approximately $7,000,000.

     Subsequently, on September 16, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 2,000,000 shares of the Issuer's Series A-2 Convertible Preferred Stock, par value $0.001 per share (the "Series A-2 Preferred Stock") for a purchase price of $2.75 per share of Series A-2 Preferred Stock (the "A-2 Purchase Price"), and (ii) warrants (collectively, the "A-2 Warrant") exercisable to purchase 400,000 shares of Common Stock, representing an aggregate consideration of approximately $5,500,000.

     The Funds for the purchase of such Series A-1 Preferred Stock and Series A-2 Preferred Stock (and the issuance of the related A-1 Warrant and A-2 Warrant) held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

     A copy of the Purchase Agreement was previously filed as Exhibit 1 to the
Schedule 13D and is incorporated herein by reference, and the description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is amended and restated in its entirety as follows:

     The Reporting Person acquired the shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock that are convertible into Common Stock and the A-1 Warrant and A-2 Warrant to purchase Common Stock pursuant to the terms of the Purchase Agreement. As described below, the Reporting Person has the right to acquire additional shares of Series A Preferred Stock ( as such term is defined below) (other than Series A-1 Preferred Stock and Series A-2 Preferred Stock) and Warrants (other than the A-1 Warrant and A-2 Warrant) pursuant to the terms of the Purchase Agreement. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Series A Preferred Stock, Warrants (as such term is defined below) or Common Stock or dispose of shares of Series A Preferred Stock, Warrants or Common Stock pursuant to the Purchase Agreement, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

     On January 29, 2004, the Issuer entered into the Purchase Agreement with the Funds, pursuant to which the Issuer: (i) issued and sold to the Funds on May 21, 2004 (the "Initial Closing"): (a) an aggregate of 3,255,814 shares of the Series A-1 Preferred Stock for the A-1 Purchase Price, and (b) the A-1 Warrant exercisable to purchase 500,000 shares of Common Stock, representing an aggregate consideration of approximately $7,000,000; (ii) issued and sold to the Funds on September 16, 2004: (a) an aggregate of 2,000,000 shares of the Series A-2 Preferred Stock, for the A-2 Purchase Price, and (b) the A-2 Warrant exercisable to purchase an aggregate of 400,000 shares of Common Stock, representing an aggregate consideration of approximately $5,500,000; (iii) agreed to issue and sell to the Funds: (a) any time after the Initial Closing until the third anniversary of the Initial Closing, between 2,500,000 and 3,846,154 shares of the Issuer's Series A-3 Convertible Preferred Stock, par value $0.001 per share (the "Series A-3 Preferred Stock") for a purchase price of between $16.25 and $25.00 per each five shares of Series A-3 Preferred Stock and one warrant sold (or between $3.25 and $5.00 per share, the "A-3 Purchase Price"), based upon the market price of the Common Stock at the time of issuance of such shares, as determined in accordance with the Purchase Agreement, and (b) warrants (collectively, the "A-3 Warrant") exercisable to purchase one share of Common Stock per each five shares of Series A-3 Preferred Stock issued, up to an aggregate of between 500,000 and 769,231 shares of Common Stock, representing an aggregate consideration of approximately $12,500,000 if all shares are issued and sold; and (iv) agreed to issue and sell to the Funds: (a) at any time after the second anniversary of the Initial Closing until the third anniversary of the Initial Closing, additional shares of Series A-3 Preferred Stock for the A-3 Purchase Price, and (b) an additional A-3 Warrant, representing an aggregate consideration of up to the difference between $5,500,000 and the actual consideration paid in connection with the Series A-2 Preferred Stock and A-2 Warrant. Since the actual consideration paid for the Series A-2 Preferred Stock and A-2 Warrant is $5,500,000, no additional Series A-3 Preferred Stock or additional Series A-3 Warrant may be issued or sold pursuant to the immediately preceding clause (iv). The Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are collectively referred to as "Series A Preferred Stock." The A-1 Warrant, the A-2 Warrant and the A-3 Warrant are collectively referred to as the "Warrants." Capitalized terms used but not defined in this Item 4 or elsewhere in the Statement shall have the meanings assigned to such terms in the Purchase Agreement.

     Approval of the Issuer's shareholders was required by applicable law and the Issuer submitted the Purchase Agreement and the transactions contemplated thereby to its shareholders for approval, and the Purchase Agreement and the transactions contemplated thereby were so approved by the Issuer's shareholders at a special meeting of such shareholders held on May 21, 2004.

SHAREHOLDERS' AGREEMENT

     At the Initial Closing, the Issuer, the Funds, Howard A. Pavony and Steven
H. Rothman (Mr. Pavony and Mr. Rothman are collectively referred to as the "Shareholder Parties" and the Funds, together with the Shareholder Parties are collectively referred to as the "Voting Shareholders") entered into a Shareholders' Agreement, dated as of May 21, 2004 (the "Shareholders' Agreement"), pursuant to which the Voting Shareholders agreed to vote, or cause to be voted, all securities of the Issuer own by such Voting Shareholder or over which such Voting Shareholder has voting control so that the number of directors of the Issuer will be eleven, consisting of: (i) the Issuer's new chief executive officer, Francis J. Alfano ("CEO"), who was employed immediately following the Initial Closing; (ii) three directors designated by the Funds or its assignee; (iii) Mr. Pavony; (iv) Mr. Rothman; (v) three "independent" directors, within the meaning of "independent" under the current rules of The Nasdaq Stock Market, initially selected by the Issuer's then current board of directors (the "Continuing Directors"), and with respect to each subsequent election of directors, to be selected by a nominating and corporate governance committee, each of whom shall not be affiliates of the Funds or its assignees or the holder of any registrable securities; and (vi) two additional independent directors to be selected by the new CEO and reasonably acceptable to both the Funds and the Continuing Directors.

     Under certain circumstances where the Funds hold less than certain specified percentages of the securities the Funds originally purchased at the Initial Closing, the right to designate three directors in (ii) above will be reduced to two directors or one director and the above voting provisions will be adjusted in the manner described in the Shareholders' Agreement.

     In accordance with the Shareholders' Agreement, effective May 21, 2004 the Board of the Issuer consists of Francis J. Alfano, three directors designated by the Funds, including Gerald A. Poch, Richard R. Heitzmann and Amish Jani, Mr. Pavony, Mr. Rothman, three directors designated by the Continuing Directors, including Arnold Wasserman, William Learner and Albert Nashman. Pursuant to the Shareholders' Agreement, the CEO can select two additional directors (reasonably acceptable to both the Funds and the Continuing Directors) to serve on the Board.

     The obligation of the Voting Shareholders under the Shareholders' Agreement will expire on the fifth anniversary of the Initial Closing. The obligation of the Funds to vote in favor of the appointment of Messrs. Pavony and Rothman as directors will expire on the second anniversary of the Initial Closing, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Between the second and third anniversaries of the Initial Closing, the Funds will be required to vote in favor of the appointment of only one of Messrs. Pavony and Rothman as a director, as determined by our then current board of directors, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause," with the person not so elected being granted observer rights during such period, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Messrs. Pavony's and Rothman's obligation to vote (i) in favor of the Funds' nominees for director shall terminate if (a) the Funds or its assignees own less than 10% of the Series A Preferred Stock (or shares of Common Stock issuable upon conversion of such Series A Preferred Stock) owned by the Funds or
(b) any other shareholders that are introduced to the Issuer by Pequot own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) if either or both of Messrs. Pavony and Rothman individually owns less than less than 10% of the number of shares of Common Stock owned by such person on the date of the Initial Closing.

     The Shareholders' Agreement also contains provisions (i) restricting the transfer of any securities by shareholders party to the Shareholders' Agreement in certain circumstances and (ii) granting the Funds certain rights of first refusal and tag-along rights with respect to any dispositions by the Shareholder Parties of their shares of Common Stock.

REGISTRATION RIGHTS AGREEMENT

     In connection with the transactions contemplated by the Purchase Agreement, the Issuer, the Funds, and the Shareholder Parties entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of May 21, 2004. Pursuant to the Registration Rights Agreement, within 60 days following the Initial Closing, the Issuer is required to file a registration statement registering for the resale on a continuous basis under Rule 415 of the Securities Act of the Common Stock underlying the Series A Preferred Stock, the Warrants and all other shares of Common Stock owned from time to time by the Funds, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer is required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Registration Rights Agreement also provides the Funds with piggyback registration rights with respect to certain underwritten offerings of the Issuer's Common Stock.

     A copy of the Purchase Agreement, the form of Shareholders' Agreement and the form of Registration Rights Agreement were previously filed as Exhibits 1, 3 and 4, respectively, to the Schedule 13D and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Statement is amended and restated in its entirety as follows:

     (a) The Reporting Person beneficially owns 6,155,814 shares of Common Stock, representing approximately 50.6% of shares of Common Stock outstanding as of September 16, 2004 (assuming the issuance of (i) 3,755,814 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock and the exercise of the A-1 Warrant and (ii) 2,400,000 shares of Common Stock issuable upon conversion of the Series A-2 Preferred Stock and the exercise of the A-2 Warrant). If the issuance of the Series A-3 Preferred Stock is taken into account, the Reporting Person would beneficially own 64.2% of the shares of Common Stock outstanding (assuming the issuance of (i) 3,755,814 shares of Common Stock issuable upon conversion of the Series A-1Preferred Stock and the exercise of the A-1 Warrant, (ii) 2,400,000 shares of Common Stock issuance upon conversion of the Series A-2 Preferred Stock and the exercise of the A-2 Warrant and (iii) 4,615,385 shares of Common Stock upon conversion of the Series A-3 Preferred Stock and the exercise of the A-3 Warrant, assuming in the case of
(iii) that the maximum number of Series A-3 Preferred Stock is issued and sold).

     In addition, by virtue of the Shareholders' Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Shareholder Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 7,989,631 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 64.3% of the Common Stock outstanding as of September 16, 2004. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Shareholder Parties and does not affirm that such a "group" exists.

     (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 6,155,814 shares of Common Stock. If the issuance of the Series A-3 Preferred Stock is taken into account, the Reporting Person would have the sole power to vote, direct the vote, dispose and direct the disposition of 10,771,199 shares of Common Stock, assuming that the maximum number of Series A-3 Preferred Stock is issued and sold.

     Pursuant to, and to the extent set forth in, the Shareholders' Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Shareholder Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Shareholder Parties, (i) the name, address and principal occupation of each of the Shareholder Parties is set forth on Exhibit 7 to Amendment No.1 and is incorporated herein by reference and (ii) each of the Shareholder Parties is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by the Shareholder Parties, during the last five years, none of the Shareholder Parties has been:
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Statement is amended and restated in its entirety as follows:

     Reference is made to the Purchase Agreement, the form of Shareholders' Agreement and the form of Registration Rights Agreement described in Items 3 and 4, which were previously filed as Exhibits 1, 3 and 4, respectively, to the
Schedule 13D and are incorporated by reference herein.

     In connection with the transactions contemplated by the Purchase Agreement, on (i) May 21, 2004, the Issuer issued to the Funds the Series A-1 Preferred Stock and the A-1 Warrant and (ii) September 16, 2004, the Issuer issued to the Funds the Series A-2 Preferred Stock and A-2 Warrant.

SERIES A PREFERRED STOCK

     The Series A Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Series A Preferred Stock, initially at a ratio of one share of Common Stock for every share of Series A Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. After the date that is 18 months following the most recent date of issuance of Series A Preferred Stock, all outstanding shares of Series A Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the applicable Series A Preferred Stock. However, no shares of Series A Preferred Stock will be automatically converted unless at the time of the proposed conversion, an effective registration statement is on file with the SEC with respect to the Common Stock issuable (i) to the holders of the Series A Preferred Stock upon conversion of the Series A Preferred Stock and (ii) to the holders of the Warrants upon exercise of the Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market or other specified national stock exchange. Each of the A-1 Purchase Price, the A-2 Purchase Price and the A-3 Purchase Price for purposes of conversion is subject to adjustment for stock splits, stock dividends and other similar events.

     Holders of the Series A Preferred Stock are entitled to vote together with all other classes and series of the Issuer's voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the

Series A Preferred Stock is convertible into at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast. Initially, each share of Series A Preferred Stock will be entitled to one vote. As long as 30% of the Series A Preferred Stock actually issued remains outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Series A Preferred Stock outstanding. The holders of Series A Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

DIVIDEND RIGHTS

     Holders of the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series A-3 Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on the second anniversary of the Initial Closing at the per annum rate of 6% of the A-1 Purchase Price, the A-2 Purchase Price and the A-3 Purchase Price, respectively. No dividends shall accrue or be payable for the first two years following the Initial Closing. During the period commencing on the second anniversary of the Initial Closing and terminating on the fourth anniversary of the Initial Closing, dividends will be payable, at the Issuer's discretion, in cash or in shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock, as applicable, valued at the A-1 Purchase Price, the A-2 Purchase Price or the A-3 Purchase Price, respectively. Following the fourth anniversary of the Initial Closing, dividends will be payable in cash only. Holders of the Series A Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock.

WARRANTS

     In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued (i) the A-1 Warrant to the Funds on May 21, 2004, (ii) A-2 Warrant to the Funds on September 16, 2004 and (iii) will issue to the Funds the A-3 Warrant, subject to the terms and conditions of the Purchase Agreement. The A-1 Warrant is exercisable at any time prior to the fourth anniversary of the Initial Closing at an exercise price of $2.46 per share to purchase one share of Common Stock for every five shares of Series A-1 Preferred Stock issued and sold. The A-2 Warrant is exercisable at any time prior to the fourth anniversary of the Initial Closing at an exercise price of $3.44 per share to purchase one share of Common Stock for every five shares of Series A-2 Preferred Stock issued and sold. The A-3 Warrant will be exercisable at any time prior to the fourth anniversary of the Initial Closing at an exercise price of 125% of the A-3 Purchase Price (or, between $4.06 and $6.25 per share) to purchase one share of Common Stock for every five shares of Series A-3 Preferred Stock issued and sold. As of September 16, 2004, the Warrants are convertible, in the aggregate, into [1,669,231] shares of Common Stock, assuming the maximum number of Series A-3 Preferred Stock is issued and sold. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted. Other than as described above, the Warrants have substantially similar terms, a form of which is included in this filing.

     A copy of the form of Amended and Restated Certificate of Incorporation of the Issuer and the form of the Warrants, was previously filed, as Exhibits 5 and 6, respectively, to the Schedule 13D and are incorporated herein by reference, and the description herein of such certificate of designation and warrants are qualified in their respective entireties by reference to such documents.

                                S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: September 23, 2004                Pequot Capital Management, Inc.

                                        By: /s/ Aryeh Davis
                                           -----------------------------
                                           Aryeh Davis, General Counsel